UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Paris, February 26th 2014. By recommendation of the Company's Nomination and Compensation Committee, today Veolia Environnement's Board of Directors decided to propose the renewal of Antoine Frerot's term of office as a Director at the Annual General Shareholder's Meeting.

Subject to the approval at the Annual Shareholder’s General Meeting, the Board will appoint Antoine Frérot as Chairman and Chief Executive Officer of Veolia Environnement for a further term of four years.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com (*) Excluding Transdev employees and revenues currently under divestment

Contacts

Media Relations	Analysts & Investor Relations
Laurent Obadia	Ronald Wasylec + 33 1 71 75 12 23
Sandrine Guendoul	Ariane de Lamaze + 33 1 71 75 06 00
+ 33 1 71 75 12 52	Terri Anne Powers (Etats-Unis) + 1 312 552 2890

(*) Global Enterprises are Veolia Water Solutions & Technologies; SARP/SARPI, the subsidiary specializing in integrated management of hazardous and special wastes; SEDE, the subsidiary specializing in the treatment and recovery of wastewater sludge and organic and mineral wastes; and SADE, specialist in the design, construction and maintenance of water distribution networks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer